SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark One)

{X}      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

                            AND EXCHANGE ACT OF 1934

For the fiscal year ended  December 31, 2004
                           -----------------------------------------------------

                                       OR

{  }     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

                            AND EXCHANGE ACT OF 1934

For the transition period from _________________ to _________________


Commission file number   0-16668
                        ---------

         A. Full title of the plan and the address of the plan:

                  WSFS Financial Corporation
                  401(k) Savings and Retirement Plan
                  838 Market Street
                  Wilmington, DE  19899

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  WSFS Financial Corporation
                  838 Market Street
                  Wilmington, DE  19899

                              REQUIRED INFORMATION



The audited financial statements required are included herein.

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.





WSFS Financial Corporation
401(k) Savings and Retirement Plan




DATE:          June 28, 2005                  /s/ Deborah A. Powell
                                              ----------------------------------
                                              Deborah A. Powell
                                              Plan Administrator

                           WSFS FINANCIAL CORPORATION
                       401(k) SAVINGS AND RETIREMENT PLAN

                 Financial Statements and Supplemental Schedules

                           December 31, 2004 and 2003

     (With Report of Independent Registered Public Accounting Firm Thereon)

                           WSFS FINANCIAL CORPORATION
                       401(k) SAVINGS AND RETIREMENT PLAN


                                Table of Contents


                                                                                                 Page

Report of Independent Registered Public Accounting Firm                                             1

Statements of Net Assets Available for Benefits, December 31, 2004 and 2003                         2

Statements of Changes in Net Assets Available for Benefits, Years ended December 31, 2004,
     2003, and 2002                                                                                 3

Notes to Financial Statements                                                                       4

Schedules:

1    Schedule H, Line 4i - Schedule of Assets (Held at End of Year), December 31, 2004             10

2    Schedule H, Line 4j - Schedule of Reportable Transactions, Year ended December 31, 2004       11


             Report of Independent Registered Public Accounting Firm



The Participants and Plan Administrator
WSFS Financial Corporation 401(k) Savings and Retirement Plan:


We have audited the accompanying statements of net assets available for benefits of the WSFS Financial Corporation 401(k) Savings and Retirement Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions is presented for purposes of additional analysis and is not a required part of the basic financial statements but are supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/KPMG LLP

Philadelphia, Pennsylvania
June 27, 2005

                          WSFS FINANCIAL CORPORATION
                      401(k) SAVINGS AND RETIREMENT PLAN
                Statements of Net Assets Available for Benefits
                          December 31, 2004 and 2003


                                                           2004          2003
                                                       -----------   -----------
Assets:
     Investments                                       $37,047,873   $29,436,316
                                                       -----------   -----------
Receivables:
     Employer contribution                                  78,967        39,705
     Loans to participants                                 759,350       651,022
                                                       -----------   -----------
                 Total receivables                         838,317       690,727
                                                       -----------   -----------
Net assets available for benefits                      $37,886,190   $30,127,043
                                                       ===========   ===========
See accompanying notes to financial statements

                           WSFS FINANCIAL CORPORATION
                       401(k) SAVINGS AND RETIREMENT PLAN
           Statements of Changes in Net Assets Available for Benefits
                  Years ended December 31, 2004, 2003, and 2002

                                                            2004          2003          2002
                                                        -----------   -----------   -----------
Additions:
     Investment income:
        Interest and dividends                          $   338,456   $   292,143   $   269,339
        Net appreciation in fair value of investments     6,232,595     6,703,352     4,999,913
                                                        -----------   -----------   -----------
                                                          6,571,051     6,995,495     5,269,252
                                                        -----------   -----------   -----------
     Contributions:
        Employer                                          1,523,298     1,289,723       972,200
        Participants                                      1,186,391     1,014,000       920,278
                                                        -----------   -----------   -----------
                                                          2,709,689     2,303,723     1,892,478
                                                        -----------   -----------   -----------
                 Total additions                          9,280,740     9,299,218     7,161,730
Deductions:
     Benefits paid                                        1,521,593     1,737,336     1,917,356
                                                        -----------   -----------   -----------
                 Net increase                             7,759,147     7,561,882     5,244,374
Net assets available for benefits:
     Beginning of year                                   30,127,043    22,565,161    17,320,787
                                                        -----------   -----------   -----------
     End of year                                        $37,886,190   $30,127,043   $22,565,161
                                                        ===========   ===========   ===========

See accompanying notes to financial statements.

                           WSFS FINANCIAL CORPORATION
                       401(k) SAVINGS AND RETIREMENT PLAN

                          Notes to Financial Statements

                        December 31, 2004, 2003, and 2002


(1)    Description of Plan

       The purpose of the WSFS Financial Corporation 401(k) Savings and Retirement Plan (the Plan) is to encourage and assist Associates in following a systematic savings program suited to their individual long-term financial objectives. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The following description of the Plan provides only general information. Participants should refer to the plan agreement or the summary plan description for a more complete description of the Plan's provisions.

       (a)    Eligibility

              All full- and part-time Associates of WSFS Financial Corporation or its subsidiaries (the Employers) who were employed on or before June 30, 1993 were eligible to participate on the first of the month following 90 days of service. Associates hired after June 30, 1993 are eligible to participate following the completion of one year of continuous employment, 1,000 hours of service, and attainment of age 21. This eligibility was amended effective July 1, 2004, such that Associates who have completed six months of service as of July 1, 2004 or who will complete six months of service on or after July 1, 2004 are eligible to participate following the completion of six months of continuous employment.

       (b)    Contributions

              Participants may authorize the Employers to make payroll deductions under the Plan from 1% to 70% of their total compensation, not to exceed $13,000 in 2004. The percentage contribution may be increased, decreased, revoked, or resumed at any time during the year. Such changes are effective as of the next pay period. Contributions made by participants are credited to their individual accounts and are made on a pretax basis assuming applicable regulations set forth in the Internal Revenue Code are satisfied.

              All contributions made by the Employers on participants' behalf are also on a pretax basis. The Employers' contributions to the Plan are made monthly and comprise the following:

              Company Matching Contribution - The Plan includes an employer matching contribution program such that the Employers match 100% of the Associate's contribution up to 5% of total compensation. The matching contribution is in the form of WSFS Financial Corporation common stock or cash.

              Employer Base Profit Sharing Contribution - The Plan includes a profit sharing program. The contribution for each eligible participant is calculated as a fixed percentage of the participant's total compensation. The profit sharing contribution is in the form of WSFS Financial Corporation common stock and consists of two parts:

               o Base Contribution - Awarded quarterly based on the fixed percentage established at the beginning of the year.

               o Supplemental Contribution - Awarded at year-end or shortly thereafter at the discretion of the Employers' board of directors based on the Employers' performance.

                                       4                             (Continued)

                           WSFS FINANCIAL CORPORATION
                       401(k) SAVINGS AND RETIREMENT PLAN

                          Notes to Financial Statements

                        December 31, 2004, 2003, and 2002


              For the years ended December 31, 2004,  2003, and 2002,  WSFS made
              Supplemental   Contributions  of  $0,   $392,000,   and  $356,000,
              respectively.

       (c)    Participants' Accounts

              Participants' accounts are credited for their contributions and the Employers' contribution made on their behalf. Participants' accounts are also adjusted by an allocation of the earnings or losses of the Plan fund in which each participant's account is invested based upon the change in unit share price of all funds and for the money market fund upon the ratio of the account balance to the total of all participants' account balances in that fund.

       (d)    Vesting

              All Associate contributions are 100% vested and are not subject to forfeiture for any reason. Employer contributions that are forfeited by participants reduce future Employer contributions. Forfeitures were $32,482 and $67,028 for the years ended December 31, 2004 and 2003, respectively. Forfeitures used to offset employer contributions amounted to $37,980, $93,700, and $111,996 for the years ended December 31, 2004, 2003, and 2002, respectively. Employer contributions were vested immediately for Associates who enrolled in the Plan prior to June 30, 1993. The
              Plan's vesting schedule was amended as of July 1, 1997. The amended vesting schedule applies to all participants who enrolled in the Plan after June 30, 1993. The table below shows the amended vesting schedule for Associates who enrolled in the Plan after June 30, 1993.

                      Years of service     Vested percentages as amended
                    -------------------------------------------------------
                           0-1                          20%
                            2                           40%
                            3                           60%
                            4                           80%
                            5                          100%


       (e)    Withdrawals

              Participants' accounts are segregated between pre-January 1, 1988 and post-January 1, 1988 contributions. Associate contributions made subsequent to January 1, 1988 are made on a pretax basis. Withdrawals are subject to tax and, in certain instances, penalty. Effective January 1, 1993, the Plan is required to withhold federal income taxes at a flat rate of 20% on the taxable portion of withdrawals that are not directly rolled over into an Individual Retirement Account (IRA) or another qualified retirement plan. This withholding tax does not apply to minimum distributions and annuity payments. Participant interest payments on loans, which are recorded as earnings, are made on a post-tax basis.

              Under the Plan, participants may request hardship withdrawals of vested contributions (but not income earned on contributions after December 31, 1988), which must be approved by the Associate Benefits Committee and can only be made for one of the following reasons:

               1.   Purchase of primary residence of the participant.

                                       5                             (Continued)

                           WSFS FINANCIAL CORPORATION
                       401(k) SAVINGS AND RETIREMENT PLAN

                          Notes to Financial Statements

                        December 31, 2004, 2003, and 2002


               2.   Preservation of primary residence.

               3.   Certain   medical   expenses   of  a   participant   or  the
                    participant's dependents.

               4. Tuition for the next semester or quarter of postsecondary education of the participant, spouse, or dependents.

       (f)    Loan Provision

              Under the Plan, participants may obtain loans up to 50% of their vested account balance with a minimum loan of $1,000 and a maximum loan of $50,000. The interest rate on loans is 10%. Interest paid on the loan is added to the participant's account balance. Loans are secured by the participant's interest in the Plan. To be eligible for a loan, Associates must make Associate Savings Contributions of at least 1% of total compensation. They may only request one new loan or refinancing in any 12-month period.

       (g)    Administrative Expenses

              Expenses relating to the administration of the Plan are paid by WSFS Financial Corporation. Costs incurred by the Plan relating to voluntary removal of funds in the form of loan proceeds or withdrawals are paid by the participants.

(2)    Summary of Significant Accounting Policies

       (a)    Basis of Presentation

              The accompanying financial statements are prepared on the accrual basis of accounting.

       (b)    Use of Estimates

              The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

       (c)    Investments in Securities

              Investments in short-term securities are valued at cost that approximates market. Investments in mutual funds are valued at the net asset value of the fund, which is based on the quoted year-end market value of securities held by the fund. WSFS Financial Corporation common stock is valued at the year-end market price.

              Purchases and sales of investments are reflected on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

                                       6                             (Continued)

                           WSFS FINANCIAL CORPORATION
                       401(k) SAVINGS AND RETIREMENT PLAN

                          Notes to Financial Statements

                        December 31, 2004, 2003, and 2002


       (d)    Revenue Recognition and Method of Accounting

              The Plan records all transactions on an accrual basis. Investment income is recorded as earned. The Plan calculates realized gains and losses and unrealized appreciation and depreciation as the difference between market value and cost; IRS Form 5500 calculates realized gains and losses and unrealized appreciation and depreciation as the difference between market value at time of sale and market value at the prior period year-end.

       (e)    Fund Accounting for Income

              The mutual funds invest interest and dividend income within the fund to purchase more fund assets rather than distribute the income among investors in the fund.

       (f)    Payment of Benefits

              Benefits are recorded when paid.

(3)    Investments

       The following represents the fair value of investments that are 5% or more of the Plan's net assets.

                                                           December 31
                                                    --------------------------
                                                        2004        2003
                                                    -----------   ---------
        Schwab Retirement Advantage Money Fund **   $ 2,189,074     2,098,327
        Strong Government Securities Fund             2,196,805     1,650,385
        WSFS Financial Corporation common stock**    19,356,246 *  16,148,915 *
        Weitz Value Fund                              2,151,724     1,619,450
        Vanguard Index 500 Fund                       2,431,323     1,579,476
        Dreyfus Small Company Value Fund                 ***        1,901,119
        *Nonparticipant directed
        **Party-in-interest.
        ***Investment not 5% or more of Plan's net assets for this year.


       During 2004, 2003, and 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

                                     2004         2003         2002
                                  ----------   ----------   ----------
             Mutual funds         $1,061,373    2,111,211   (1,761,944)
             Common stock          5,171,222    4,592,141    6,761,857
                                  ----------   ----------   ----------
             Total appreciation   $6,232,595    6,703,352    4,999,913
                                  ==========   ==========   ==========

                                       7                             (Continued)

                           WSFS FINANCIAL CORPORATION
                       401(k) SAVINGS AND RETIREMENT PLAN

                          Notes to Financial Statements

                        December 31, 2004, 2003, and 2002


(4)    Nonparticipant-Directed Investments

       Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                          December 31
                                                   ---------------------------
                                                       2004           2003
                                                   ------------   ------------
Net assets:
     WSFS Financial Corporation common stock and
        employer contribution receivable           $ 19,435,213     16,196,493
                                                   ============   ============

                                                       Years ended December 31
                                                -----------------------------------------
                                                    2004           2003           2002
                                                -----------    -----------    -----------
Changes in net assets:
    Contributions                               $ 1,729,492      1,455,133      1,010,890
    Interest and dividends                           82,448         84,581         89,473
    Net appreciation                              5,171,222      4,592,141      6,761,857
Benefits paid to participants                      (403,896)      (651,187)    (1,076,130)
Transfers to participant-directed investments    (3,340,546)    (2,697,704)    (1,392,359)
                                                -----------    -----------    -----------
                                                $ 3,238,720      2,782,964      5,393,731
                                                ===========    ===========    ===========

(5)    Income Tax Status

       On February 28, 2002, the Plan was amended and restated effective January 1, 1997. The Plan received a favorable determination letter from the IRS dated February 25, 2003. The Employers believe that the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that, therefore, the Plan continues to qualify under Section 401(a) and the related trust continues to be tax-exempt as of December 31, 2004. Therefore, no provision for income taxes is included in the Plan's financial statements.

(6)    Plan Termination

       Although WSFS Financial Corporation has not expressed any intention to terminate the Plan, it may do so at any time. Upon the complete discontinuation of contributions to the Plan, or the complete or partial termination of the Plan, the rights of all affected Associates under the Plan shall become fully vested and nonforfeitable.

                                       8                             (Continued)

                           WSFS FINANCIAL CORPORATION
                       401(k) SAVINGS AND RETIREMENT PLAN

                          Notes to Financial Statements

                        December 31, 2004, 2003, and 2002


(7)    Related-Party Transactions

       Certain Plan investments consist of shares of mutual funds sponsored by Charles Schwab Trust Company (the Custodian) and common stock of the Employers. Investment transactions with the Custodian and the Employers qualify as party-in-interest transactions. Fees incurred for investment management, custodial, and record-keeping services were paid by the Employers for the years ended December 31, 2004, 2003, and 2002.

                                                                      Schedule 1


                          WSFS FINANCIAL CORPORATION
                      401(k) SAVINGS AND RETIREMENT PLAN
        Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                               December 31, 2004

                                                          Shares      Fair value
                                                          ------      ----------
*    Schwab Retirement Advantage Money Fund              2,189,074   $ 2,189,074
     Strong Government Securities Fund                     204,544     2,196,805
     Dreyfus Appreciation Fund                              41,518     1,606,327
     Dreyfus Small Company Value Fund                       65,604     1,686,034
*    WSFS Financial Corporation common stock               322,601    19,356,246
     Vanguard Index 500 Fund                                21,777     2,431,323
     Janus Worldwide Fund                                   21,570       893,243
     Jensen Portfolio                                        4,025        98,009
     Artisan Midcap Fund                                    27,049       799,579
     Weitz Value Fund                                       57,075     2,151,724
     Pax World Fund                                         21,128       490,597
     White Oak Growth Fund                                   2,773        94,451
     Artisan International Fund                             39,479       874,071
     Clipper Fund                                            5,095       456,948
     Royce Total Return Fund                                96,569     1,187,621
     Value Line Emerging Opportunities Fund                 20,358       535,821
                                                                     -----------
     Total investments                                               $37,047,873
                                                                     ===========

*    Loans to participants (interest rate of 10%)                    $   759,350
                                                                     ===========
*    Party-in-interest.

See accompanying independent registered public accounting firm's report.

                                                                      Schedule 2

                           WSFS FINANCIAL CORPORATION
                       401(k) SAVINGS AND RETIREMENT PLAN
            Schedule H, Line 4j - Schedule of Reportable Transactions

                          Year ended December 31, 2004

(single transaction or series of transaction in one issue aggregating 5% or more of the market value of plan assets at January 1, 2004)


                                                       Sales                       Number of       Number of
         Name of party and                     ----------------------             purchases and    sales and
       description of assets   Purchases        Cost        Proceeds    Gain       issuances      redemptions
-----------------------------  ---------       ----------   ---------  ---------  --------------- -----------
Series of transactions:
*WSFS Financial Corporation
common stock                  $ 2,383,346     $1,721,019   $4,347,423 $2,626,404       97             201


* Party-in-interest.


See accompanying independent registered public accounting firm's report.